                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                       Southwestern Life Holdings, Inc.
     --------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                      ----------------------------------
                        (Title of Class of Securities)

                                  845606 10 2
         ------------------------------------------------------------
                                 (CUSIP Number)

                                              Copy to:
   Paul Chute                                 James L. Learner, P.C.
   Brown's Dock, L.L.C.                       Kirkland & Ellis
   56 Prospect St.                            200 E. Randolph Drive
   Hartford, Connecticut 06115                Chicago, Illinois 60601
   (860) 403-5594                             (312) 861-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 13, 2000
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                              Page 1 of 25 Pages

-----------------------                                   --------------------
 CUSIP No. 845606 10 2                13D                  Page 2 of 25 Pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Brown's Dock, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,798,963 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,798,963 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,798,963 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.9% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP No. 845606 10 2                13D                  Page 3 of 25 Pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Phoenix Home Life Mutual Insurance Company

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,798,963 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,798,963 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,798,963 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.9% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IC
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP No. 845606 10 2                13D                  Page 4 of 25 Pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Phoenix Investment Partners, Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,798,963 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,798,963 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,798,963 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.9% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP No. 845606 10 2                13D                  Page 5 of 25 Pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Inverness Management Fund I LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,798,963 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,798,963 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,798,963 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.9% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP No. 845606 10 2                13D                  Page 6 of 25 Pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      WMD LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,798,963 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,798,963 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,798,963 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.9% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP No. 845606 10 2                13D                  Page 7 of 25 Pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      J.C. Comis LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,798,963 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,798,963 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,798,963 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.9% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP No. 845606 10 2                13D                  Page 8 of 25 Pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      W. McComb Dunwoody

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,798,963 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,798,963 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,798,963 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.9% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   --------------------
 CUSIP No. 845606 10 2                13D                  Page 9 of 25 Pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      James C. Comis, III

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,798,963 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,798,963 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,798,963 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.9% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 845606 10 2                13D                 Page 10 of 25 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Inverness/Phoenix Partners LP

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,798,963 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,798,963 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,798,963 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.9% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 845606 10 2                13D                 Page 11 of 25 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Executive Capital Partners I LP

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,798,963 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,798,963 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,798,963 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.9% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 845606 10 2                13D                 Page 12 of 25 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Inverness/Phoenix Capital LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,798,963 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,798,963 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,798,963 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.9% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP No. 845606 10 2                13D                 Page 13 of 25 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      DCPM Holdings, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,798,963 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,798,963 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,798,963 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.9% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                 ------------


Item 1.   Security and Issuer.

     The name of the issuer is Southwestern Life Holdings, Inc. (f/k/a PennCorp Financial Group, Inc.) (the "Issuer"). The address of the Issuer's offices is 717 North Harwood Street, Dallas, Texas 75201. This Schedule 13D Statement (this "Statement") relates to the Issuer's Common Stock, par value $.01 (the "Common Stock").

Item 2.   Identity and Background.

     This Statement is being filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Brown's Dock, L.L.C., a Delaware limited liability company ("Brown's Dock"), by virtue of its direct beneficial ownership of shares of Common Stock covered by this Statement; (ii) the Fund, by virtue of its direct beneficial ownership of shares of Common Stock covered by this Statement; (iii) the Executive Fund, by virtue of its direct beneficial ownership of shares of Common Stock covered by this Statement; (iv) Inverness/ Phoenix Capital LLC, a Delaware limited liability company (the "General Partner"), by virtue of its being the general partner of the Fund and its being general partner of the Executive Fund; (v) DCPM Holdings, Inc., an Illinois corporation ("DCPM"), by virtue of its being a member of the General Partner;
(vi) Phoenix Home Life Mutual Insurance Company, a New York mutual life insurance company ("Phoenix"), by virtue of its being a member of Brown's Dock;
(vii) Phoenix Investment Partners, Ltd., a Delaware limited partnership ("PXP"), by virtue of its being a member of Brown's Dock and its ownership of all of the outstanding stock of DCPM; (viii) Inverness Management Fund I LLC, a Delaware limited liability company, ("Inverness"), by virtue of its being a member of Brown's Dock and its being a member of the General Partner; (ix) WMD LLC, a Delaware limited liability company ("WMD"), by virtue of its being a controlling member of Inverness; (x) W. McComb Dunwoody, an individual resident of the State of Connecticut ("Dunwoody"), by virtue of his being a controlling member of WMD;
(xi) J.C. Comis LLC, a Delaware limited liability company ("JCC"), by virtue of its being a controlling member of Inverness; and (xii) James C. Comis III, an individual resident of the State of New Jersey ("Comis"), by virtue of his being a controlling member of JCC. Brown's Dock, the Fund, the Executive Fund, DCPM, Phoenix, PXP, Inverness, WMD, JCC, Dunwoody and Comis are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Fund, the Executive Fund, the General Partner, Inverness, WMD, JCC, Dunwoody and Comis are sometimes referred to herein collectively as the "Inverness Persons."

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of

                              Page 14 of 25 Pages
information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     Certain information required by this Item 2 concerning the directors and executive officers of Phoenix, PXP and DCPM is set forth on Schedule A attached hereto, which is incorporated herein by reference.

     Brown's Dock is a holding company that was formed to invest in the Issuer. The address of the principal business and principal office of Brown's Dock is 56 Prospect St., Hartford, Connecticut 06115.

     Phoenix is a mutual insurance company in the business of life and health insurance and annuities. The address of the principal business and principal office of Phoenix is One American Row, Hartford, Connecticut 06115. PXP is a registered investment advisor and owner of other affiliated investment advisors. The address of the principal business and principal office of PXP is 56 Prospect St., Hartford, Connecticut 06115.

     DCPM, formerly known as Duff & Phelps Capital Markets, Inc., is a wholly-owned subsidiary of PXP and its sole asset and interest is the Fund. The address of the principal business and principal office of DCPM is 56 Prospect St., Hartford, Connecticut 06115.

     The principal business of each of the Inverness Persons is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The address of the principal business and principal office of each of the Inverness Entities is c/o Inverness Management I LLC, 660 Steamboat Road, Greenwich, Connecticut 06830.

     During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     On June 13, 2000, the Issuer consummated its Plan of Reorganization under chapter 11 (the "Plan"). Under the Plan, (i) Brown's Dock received 530,257 shares of Common Stock in exchange for shares of the Issuer's $3.375 Convertible Preferred Stock (the "Series I Preferred") held by Brown's Dock, (ii) the Fund received 1,007,789 shares of Common Stock in exchange for shares of the Series I Preferred and shares of the Issuer's $3.50 Series II Convertible Preferred Stock (the "Series II Preferred" and together with the Series I Preferred, the "Preferred Stock") held by the Fund,

                              Page 15 of 25 Pages
and (iii) the Executive Fund received 33,354 of Common Stock in exchange for shares of the Series I Preferred and shares of the Series II Preferred held by the Executive Fund. All shares of Preferred Stock held by the Reporting Persons were canceled under the Plan.

     In connection with the Plan, the Issuer issued rights (the "Rights") to purchase Common Stock to holders of the Issuer's Preferred Stock (the "Rights Offering"), including Brown's Dock, the Fund and the Executive Fund. The Fund has acquired 381,649 shares of Common Stock and the Executive Fund has acquired 12,631 shares of Common Stock upon exercise of Rights for a net investment cost of $4,770,612.50 and $157,887.50, respectively. In addition, the Fund and the Executive Fund have acquired 805,480 shares of Common Stock and 27,803 shares of Common Stock, respectively, for a net investment cost of $10,068,500 and $347,537.50, respectively, pursuant to a Standby Purchase Agreement, dated
March 22, 2000, pursuant to which the Fund and the Executive Fund, through the General Partner, agreed to purchase Common Stock not otherwise acquired by holders of Preferred Stock under the Rights Offering. The Fund and the Executive Fund utilized internal funds to acquire the Common Stock.

Item 4.   Purpose of Transaction.

     Each of Brown's Dock, the Fund and the Executive Fund acquired and continues to hold the shares of the Common Stock reported herein for investment purposes. Depending on market conditions and other factors that any of Brown's Dock, the Fund and the Executive Fund may deem material to its investment decision, each of Brown's Dock, the Fund and the Executive Fund may purchase additional shares of the Common Stock or other securities of the Issuer in the open market or in private transactions. Depending on these same factors, each of Brown's Dock, the Fund and the Executive Fund may sell all or a portion of the shares of the Common Stock that it now owns or hereafter may acquire on the open market or in private transactions.

Item 5.   Interest in Securities of the Issuer.

     At the close of business on June 13, 2000, (i) Brown's Dock had direct beneficial ownership of 530,257 shares of Common Stock, (ii) the Fund had direct beneficial ownership of 2,194,918 shares of Common Stock and (iii) the Executive Fund had direct beneficial ownership of 73,788 shares of Common Stock. The Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Act, and therefore, each Reporting Person is deemed to have beneficial ownership of 2,798,963 shares of Common Stock (the "Shares") and such ownership represents 30.9% of the Common Stock and common stock equivalents issued and outstanding as of June 13, 2000.

     As of June 23, 2000, Phoenix, PXP and Inverness own all of the outstanding equity interests of Brown's Dock and, as such, exercise control over Brown's Dock. Consequently, by virtue of the exercise of such control, each of Phoenix, PXP and Inverness may be deemed to possess indirect beneficial ownership of the Shares. By virtue of the relationship between each of the Fund and the Executive Fund and the General Partner described in Item 2, the General Partner may be deemed

                              Page 16 of 25 Pages
to possess indirect beneficial ownership of the Shares beneficially owned by the Fund and the Executive Fund. By virtue of the relationship between the General Partner and each of DCPM and Inverness described in Item 2, each of DCPM and Inverness may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by the General Partner. By virtue of the relationship between Inverness and each of WMD and JCC described in Item 2, each of WMD and JCC may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by Inverness. By virtue of the relationship between WMD and Dunwoody described in Item 2, Dunwoody may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by WCC, and, by virtue of the relationship between JCC and Comis, described in Item 2, Comis may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by the JCC.

     All such ownership percentages of the Common Stock reported herein are based on the representation of the Issuer to the Reporting Persons that, as of June 13, 2000, there were 9,059,000 shares of Common Stock issued and outstanding and reported herein to the best knowledge and belief of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Reference is made to the information disclosed under Items 3, 3 and 4 of this Statement which is incorporated by reference in response to this Item.

Item 7.   Materials to be Filed as Exhibits.

          Exhibit A:   Agreement of Joint Filing, dated as of June 23, 2000,
                       among Brown's Dock, the Fund, Executive Fund, the General
                       Partner, Phoenix, PXP, Inverness, DCPM, WMD, JCC,
                       Dunwoody and Comis.

          Exhibit B:   Power of Attorney dated June 22, 2000

                              Page 17 of 25 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2000

                          BROWN'S DOCK, L.L.C.
                          INVERNESS/PHOENIX PARTNERS LP
                          EXECUTIVE CAPITAL PARTNERS I LP
                          INVERNESS/PHOENIX CAPITAL LLC
                          DCPM HOLDINGS, INC.
                          PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                          PHOENIX INVESTMENT PARTNERS, LTD.
                          INVERNESS MANAGEMENT FUND I LLC
                          WMD LLC
                          J.C. COMIS LLC
                          W. McComb Dunwoody
                          James C. Comis III

                          By: /s/ James L. Leaner, P.C.
                              ------------------------------------
                          Name: James L. Leaner, P.C.
                          Title: Attorney-in-Fact
                                  (Pursuant to a Power of Attorney filed
                                  with the Commission)

                              Page 18 of 25 Pages

                                  SCHEDULE A

          The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Phoenix Home Life Mutual Insurance Company ("Phoenix"). Each such person is a citizen of the United States.

                                   DIRECTORS
                                   ---------

---------------------------------------------------------------------------------------------
       NAME                       ADDRESS                       PRINCIPAL OCCUPATION
---------------------------------------------------------------------------------------------
Sal H. Alfiero         9 Four Winds Way                 Chairman & CEO,
                       Amherst, NY 14426                Mark IV Industries, Inc.
---------------------------------------------------------------------------------------------
J. Carter Bacot        48 Porter Place                  Chairman & CEO,
                       Montclair, NJ 07042              The Bank of New York
---------------------------------------------------------------------------------------------
Arthur P. Byrne        85 Bishop Lane                   President, CEO & Chairman,
                       Avon, CT 06001                   The Wiremold Company
---------------------------------------------------------------------------------------------
Richard N. Cooper      33 Washington Avenue             Professor,
                       Cambridge, MA 02140              Center for International Affairs,
                                                        Harvard University
---------------------------------------------------------------------------------------------
Gordon J. Davis        241 Central Park West            Partner,
                       New York, NY 10024               LeBoeuf, Lamb, Greene & MacRae
---------------------------------------------------------------------------------------------
Robert W. Fiondella    29 Summerberry Circle            Chairman & CEO,
                       Bristol, CT 06010                Phoenix Home Life Mutual
                                                        Insurance Company
---------------------------------------------------------------------------------------------
John E. Haine          12 Scarles Road                  President,
                       Darien, CT 06820                 The Fortune Group
---------------------------------------------------------------------------------------------
Jerry J. Jasinowski    3288 Rittenhouse Street, N.W.    President,
                       Washington, DC 20015             National Association of Manufacturers
---------------------------------------------------------------------------------------------
John W. Johnstone      467 Carter Street                Chairman of the Board,
                       New Canaan, CT 06840             Olin Corporation
---------------------------------------------------------------------------------------------
Marilyn E. LaMarche    930 Fifth Avenue, Apt. 10D        Limited Managing Director
                       New York, NY 10021               Lazard Freres & Co., L.L.C.
---------------------------------------------------------------------------------------------

                              Page 19 of 25 Pages

----------------------------------------------------------------------------
Philip R. McLoughlin   39 Joshua Drive           Executive Vice-President,
                       West Simsbury, CT 06092   Phoenix Home Life Mutual
                                                 Insurance Company
----------------------------------------------------------------------------
Robert F. Vizza        3 Maria Lane              President & CEO
                       Old Brookville, NY        The DeMalteis Center of St.
                                                 Francis Hospital
----------------------------------------------------------------------------
Robert G. Wilson       Key Colony III            Retired
                       Apt. 1127
                       151 Crandon Boulevard
                       Key Biscayne, FL 33149
----------------------------------------------------------------------------
Dona D. Young          89 Woodford Hills Drive   President,
                       Avon, CT 06001            Phoenix Home Life Mutual
                                                 Insurance Company
----------------------------------------------------------------------------


                                   OFFICERS
----------------------------------------------------------------------------
NAME                   ADDRESS                   PRINCIPAL OCCUPATION
----------------------------------------------------------------------------
Carl T. Chadbum        252 Knollwood Road        Executive Vice-President
                       Manchester, CT
----------------------------------------------------------------------------
Robert W. Fiondella    29 Summerberry Circle     Chairman & Chief Executive
                       Bristol, CT 06010         Officer
----------------------------------------------------------------------------
Philip R. McLoughlin   39 Joshua Drive           Executive Vice-President
                       West Simsbury, CT 06092
----------------------------------------------------------------------------
David W. Searfoss      3 Stratford Road          Executive Vice-President
                       Farmington, CT 06032
----------------------------------------------------------------------------
Dona D. Young          89 Woodford Hills Drive   President
                       Avon, CT 06001
----------------------------------------------------------------------------
Edward P. Hourihan     17 Chesbro Avenue         Senior Vice-President
                       Noank, CT 06266
----------------------------------------------------------------------------
Joseph E. Kelleher     6 Spruce Lane             Senior Vice-President
                       Simsbury, CT 06070
----------------------------------------------------------------------------
Robert G. Lautensack   21 Stillwood Chase        Senior Vice-President
                       Simsbury, CT 06070
----------------------------------------------------------------------------

                              Page 20 of 25 Pages

----------------------------------------------------------------------------
Maura L. Melley        16 Old Oak Road           Senior Vice-President
                       West Hartford, CT 06117
----------------------------------------------------------------------------
Robert E. Primmer      47 Wyngate                Senior Vice-President
                       Simsbury, CT 06070
----------------------------------------------------------------------------
Simon Y. Tan           169 Weir Street           Senior Vice-President
                       Glastonbury, CT 06033
----------------------------------------------------------------------------
Walter H. Zultowski    6 Winhart Drive           Senior Vice-President
                       Granby, CT 06035
----------------------------------------------------------------------------
Nathaniel C. Brinn     7 St. Andrews Drive       Senior Vice-President
                       Avon, CT 06001
----------------------------------------------------------------------------
Michael J. Gilotti     46 Meadow Ridge           Senior Vice-President
                       Avon, CT 06001
----------------------------------------------------------------------------
Charles L. Olson       10 Tallwood Lane          Senior Vice-President
                       Simsbury, CT 06089
----------------------------------------------------------------------------
Richard R. Paton       394 Geraldine Drive       Senior Vice-President
                       Coventry, CT 06236
----------------------------------------------------------------------------
Tracy L. Rich          65 Noah Farms Road        Senior Vice-President
                       Avon, CT 06001
----------------------------------------------------------------------------
John F. Solan, Jr.     11 Schuyler Lane          Senior Vice-President
                       Bloomfield, CT 06002
----------------------------------------------------------------------------

                              Page 21 of 25 Pages

          The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Phoenix Investments Partners, Ltd. ("PXP"). Each such person is a citizen of the United States.


                                   DIRECTORS
                                   ---------

---------------------------------------------------------------------------------
     NAME              ADDRESS                  PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------
John T. Anderson      Pine Boughs Cottage       Attorney
                      P.O. Box 4133
                      The Epworth Assembly
                      Ludington, MI 49431
---------------------------------------------------------------------------------
Clyde E. Bartter      440 Old Reservoir Road    President, Duff & Phelps
                      Berra, OH 44017           Investment Management Co.
---------------------------------------------------------------------------------
Richard H. Booth      60 High Ridge Road        Executive Vice-
                      South Glastonbury, CT     President, Phoenix Home Life
                      06073                     Mutual Insurance Company
---------------------------------------------------------------------------------
Glen D. Churchill     33 Tamarisk Circle        Retired
                      Abilene, TX 79606
---------------------------------------------------------------------------------
Robert W. Fiondella   29 Summerberry Circle     Chairman of the Board and
                      Bristol, CT 06010         Chief Executive Officer,
                                                Phoenix Home Life Mutual
                                                Insurance Company
---------------------------------------------------------------------------------
Michael E. Haylon     26 Clark Drive            Executive Vice-President,
                      West Hartford, CT 06117   Phoenix Investment Partners,
                                                Ltd.
---------------------------------------------------------------------------------
Marilyn E. LaMarche   930 Fifth Avenue          Limited Managing Director,
                      Apartment 10D             Lazard Freres & Company,
                      New York, NY 10020        L.L.C.
---------------------------------------------------------------------------------
Edward P. Lyons       5 Londonderry Drive       Retired
                      Greenwich, CT 06830
---------------------------------------------------------------------------------
Philip R. McLoughlin  39 Joshua Drive           Chairman of the Board and
                      West Simsbury, CT 06092   Chief Executive Officer,
                                                Phoenix Investment Partners
---------------------------------------------------------------------------------

                              Page 22 of 25 Pages

-------------------------------------------------------------------------------
James M. Oates           51 Spooner Road          Chairman, IBEX Capital
                         Chestnut Hill, MA 02167  Markets, L.L.C. and Managing
                                                  Director of the Wydown
-------------------------------------------------------------------------------
Calvin J. Pedersen       307 King Street          President, Phoenix Investment
                         Yorkville, IL 60560      Partners, Ltd.
-------------------------------------------------------------------------------
Donna F. Tuttle          12733 Parkyns Street     President, Korn Tuttle Capital
                         Los Angeles, CA 90049    Group
-------------------------------------------------------------------------------
Ferdinand L.J. Verdonck  Nederpolder 7            Managing Director, Almanij
                         B-9000 Gent              N.V.
                         Belgium
-------------------------------------------------------------------------------
David A. Williams        Roxborough Holdings      President, Roxborough
                         Limited 90               Holdings, Inc.
                         Roxborough Street East
                         Toronto, Ontario M4W 1V8
                         Canada
-------------------------------------------------------------------------------

                                   OFFICERS
                                   --------

-------------------------------------------------------------------------------
     NAME                  ADDRESS                PRINCIPAL OCCUPATION
     ----                  -------                --------------------
-------------------------------------------------------------------------------
Philip R. McLoughlin     56 Prospect Street       Chairman and CEO
                         P.O. Box 150480
                         Hartford, CT 06115
-------------------------------------------------------------------------------
Calvin J. Pedersen       56 Prospect Street       President
                         P.O. Box 150480
                         Hartford, CT 06115
-------------------------------------------------------------------------------
Michael E. Haylon        56 Prospect Street       Executive Vice-President
                         P.O. Box 150480
                         Hartford, CT 06115
-------------------------------------------------------------------------------
John F. Sharry           56 Prospect Street       Executive Vice-President,
                         P.O. Box 150480          Retail Division
                         Hartford, CT 06115
-------------------------------------------------------------------------------
William R. Moyer         56 Prospect Street       Senior Vice-President and
                         P.O. Box 150480          Chief Financial Officer
                         Hartford, CT 06115
-------------------------------------------------------------------------------


                              Page 23 of 25 Pages

-------------------------------------------------------------------------------
Thomas N. Steenburg      56 Prospect Street      Vice-President and Counsel
                         P.O. Box 150480
                         Hartford, CT 06115
-------------------------------------------------------------------------------
Elizabeth R. Sadowinski  56 Prospect Street      Vice-President, Administration
                         P.O. Box 150480
                         Hartford, CT 06115
-------------------------------------------------------------------------------

                              Page 24 of 25 Pages

                            ----------------------

          The following table sets forth the names, addresses and principal occupations of the directors and executive officers of DCPM Holdings, Inc. ("DCPM"). Each such person is a citizen of the United States.

                                   DIRECTORS
                                   ---------
-------------------------------------------------------------------------------
      NAME                     ADDRESS                  PRINCIPAL OCCUPATION
      ----                     -------                  --------------------
--------------------------------------------------------------------------------
Phil McLoughlin      56 Prospect St.,                Executive Officer, Phoenix
                     Hartford, Connecticut 06115     Investment Partners, Ltd.
--------------------------------------------------------------------------------

                                   OFFICERS
                                   --------
--------------------------------------------------------------------------------
      NAME                     ADDRESS                  PRINCIPAL OCCUPATION
      ----                     -------                  --------------------
--------------------------------------------------------------------------------
Phil McLoughlin      56 Prospect St.,                President
                     Hartford, Connecticut 06115
--------------------------------------------------------------------------------
Bill Moyer           56 Prospect St.,                Senior Vice-President
                     Hartford, Connecticut 06115
--------------------------------------------------------------------------------
Paul Chute           56 Prospect St.,                Vice-President, Counsel and
                     Hartford, Connecticut 06115     Secretary
--------------------------------------------------------------------------------

                              Page 25 of 25 Pages